SOLUTIONS VENDING INTERNATIONAL, INC.

FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2023

SOLUTIONS VENDING INTERNATIONAL, INC.
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2023

TABLE OF CONTENTS

PAGE(S)



BAS PARTNERS
Certified Public Accountants

15800 Pines Blvd. Suite 3002
Pembroke Pines, FL 33027
Telephone: 954-362-5195
Fax: 954-430-8776

Independent Auditors' Report

To the Board of Directors and Members
Solutions Vending International, Inc.

We have reviewed the accompanying financial statements of Solutions Vending International, Inc., which comprise the balance sheet as of December 31, 2023, and the related statement of income, changes in stockholders' equity, and cash flows for the year then ended and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these combined financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the combined financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

BAS Partners LLC

Pembroke Pines, Florida
June 25, 2025

1

SOLUTIONS VENDING INTERNATIONAL, INC.
BALANCE SHEET
AS OF DECEMBER 31, 2023

		2023
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$	-
Accounts receivable		750
Prepaid expenses		-
Total current assets		750
TOTAL ASSETS	$	750
LIABILITIES AND MEMBERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable & accrued expenses	$	86,216
Total current liabilities		86,216
LONG-TERM LIABILITIES:		
Due to related party note payable		132,861
Total long-term liabilities		132,861
Total liabilities		219,077
STOCKHOLDERS' EQUITY		
Retained earnings		(218,327)
Total stockholders' equity		(218,327)
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	750

The accompanying notes are an integral part of these financial statements.

SOLUTIONS VENDING INTERNATIONAL, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2023

	2023
OPERATING REVENUES:	
Sales, net	$ -
Total operating revenues	-
OPERATING EXPENSES:	
Other operating expenses	
Taxes and licenses	-
Total operating expenses	-
OPERATING REVENUES OVER EXPENSES:	-
OTHER (INCOME) EXPENSE:	
Interest income	-
Other income	-
Total other (income) expense	-
INCOME BEFORE INCOME TAXES	-
PROVISION FOR INCOME TAXES	-
NET LOSS	$ -

The accompanying notes are an integral part of these financial statements.

SOLUTIONS VENDING INTERNATIONAL, INC.
STATEMENT OF STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2023

| | Shareholders' Deficit | | | | |
| | Common Stock | | | | |
	Shares	Amount	Additional Paid-in-Capital	Accumulated Deficit	Total Stockholders' Deficit
Balance at December 31, 2022	-	$ -	$ -	$ (218,327)	$ (218,327)
Conversion to corporation	-	-	-		-
Issuance of common stock	-	-	-	-	-
Net loss	-	-	-	-	-
Balance at December 31, 2023	$ -	$ -	$ -	$ (218,327)	$ (218,327)

The accompanying notes are an integral part of these financial statements.

SOLUTIONS VENDING INTERNATIONAL, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2023

	2023
Cash Flows From Operating Activities:	
Net (loss) Income	$ -
Adjustments to reconcile net income to net cash provided by operating activities:	
Accounts receivable	(394,826)
Accounts payable	(196,227)
Net Cash Provided by (used for) Operating Activities	(591,053)
Change in cash and cash equivalents	(591,053)
Cash - Beginning of Year	591,053
Cash - End of Year	-
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION	
Cash paid during the year for:	
Interest paid	$ -
Income taxes	$ -

The accompanying notes are an integral part of these financial statements

NOTE 1 –DESCRIPTION OF BUSINESS

Solutions Vending International, LLC (the "Company") was formed on October 1, 2012 ("Inception"). The Company was incorporated in the State of Ohio. On March 7, 2017, the Company converted from a limited liability company to a Delaware corporation and changed its name from Solutions Vending International, LLC to Solutions Vending International, Inc.

The Company provides touchless vending machines that track transaction to create live sales and product report.

NOTE 2 –SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Preparation

The Company's financial statements presented are prepared in accordance with the accounting principles generally accepted in the United States of America.

Use of estimates

The preparation of the financial statements in conformity with the accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant items subject to estimates and assumptions include the carrying value of fixed asset and accounts receivables. Actual results could differ significantly from such estimates.

Cash and cash equivalents

Cash and cash equivalents consist of demand deposits at banks and highly liquid deposits at banks with an original maturity of three months or less.

Revenue Recognition

The Company has adopted Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2014-09, which amended *Revenue from Contracts with Customers (Topic 606)* of the Accounting Standards Codification. As part of the adoption of the new standard, the Company elected the following transition practical expedients:

(i)   to apply the new standard only to contracts that are not completed as of January 1, 2023; and

NOTE 2 –SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition (Continued)

(i) to reflect the aggregate effect of all contract modifications prior to January 1, 2023 in identifying satisfied and unsatisfied performance obligations, determining the transaction price, and allocating the transaction price. Because contract modifications are minimal, there is not a significant impact as a result of electing these practical expedients.

(ii) The Company recognizes revenue related to sales of products (i) persuasive evidence of an arrangement exists. (ii} delivery has occurred or services have been rendered to the customer, (iii) the fee is fixed or determinable. and (iv) collectability is reasonably assured. The Company typically records revenues when services are performed .

Income taxes

The Company will be taxed as a corporation. Accordingly, the Company applies ASC 740 Income Taxes ("AS C 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

NOTE 3 – FAIR VALUE MEASUREMENTS

The Company reports its fair value measures using a three-level hierarchy that prioritizes the inputs used to measure fair value. This hierarchy, established by GAAP, requires that entities maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The three levels of inputs used to measure fair value are as follows:

- Level 1. Quoted prices for identical assets or liabilities in active markets to which the organization has access at measurement date.

- Level 2. Inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include:

I.   quoted prices for similar assets or liabilities in active markets;
II.   quoted prices for identical or similar assets in markets that are not active;

III.   observable inputs other than quoted prices for asset or liability (for example, interest rates and yield curves); and

IV.   inputs derived principally from, or corroborated by, observable market data by correlation or by other means.
- Level 3. Unobservable inputs for asset or liability. Unobservable inputs should be used to measure the fair value to the extent that observable inputs are not available.

When available the Company measures fair value using level 1 inputs because they generally provide the most reliable evidence of fair value. The primary use of fair value measures in the financial statements is the initial measurement of cash and cash equivalents.

NOTE 4 - CONVERTIBLE NOTES

The Company issued various convertible notes. The note has an aggregate principal amount of $132,861.

In the event that the Company issues and sells shares of its capital stock to investors on or before the date of repayment in full, The outstanding principal balance and unpaid accrued interest shall be automatically converted to shares. As of December 31, 2023, the total outstanding principal of convertible notes was $132,861.

NOTE 5 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2023 through June 25, 2025, the issuance date of the financial statements.

SOLUTIONS VENDING INTERNATIONAL, INC.

FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2024

SOLUTIONS VENDING INTERNATIONAL, INC.
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2024

TABLE OF CONTENTS

PAGE(S)



BAS PARTNERS
Certified Public Accountants

15800 Pines Blvd. Suite 3002
Pembroke Pines, FL 33027
Telephone: 954-362-5195
Fax: 954-430-8776

Independent Auditors' Report

To the Board of Directors and Members
Solutions Vending International, Inc.

We have reviewed the accompanying financial statements of Solutions Vending International, Inc., which comprise the balance sheet as of December 31, 2024, and the related statement of income, changes in stockholders' equity, and cash flows for the year then ended and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these combined financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the combined financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

BAS Partners LLC

Pembroke Pines, Florida
June 25, 2025

1

SOLUTIONS VENDING INTERNATIONAL, INC.
BALANCE SHEET
AS OF DECEMBER 31, 2024

ASSETS		2024
CURRENT ASSETS:		
Cash and cash equivalents	$	-
Accounts receivable		750
Prepaid expenses		-
Total current assets		750
TOTAL ASSETS	$	**750**
LIABILITIES AND MEMBERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable & accrued expenses	$	86,216
Total current liabilities		86,216
LONG-TERM LIABILITIES:		
Due to related party Current portion of note payable		132,861
Total long-term liabilities		132,861
Total liabilities		219,077
STOCKHOLDERS' EQUITY		
Retained earnings		(218,327)
Total stockholders' equity		(218,327)
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	**750**

The accompanying notes are an integral part of these financial statements.

SOLUTIONS VENDING INTERNATIONAL, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2024

	2024
OPERATING REVENUES:	
Sales, net	$ -
Total operating revenues	-
OPERATING EXPENSES:	
Other operating expenses	
Taxes and licenses	-
Total operating expenses	-
OPERATING REVENUES OVER EXPENSES:	-
OTHER (INCOME) EXPENSE:	
Interest income	-
Other income	-
Total other (income) expense	-
INCOME BEFORE INCOME TAXES	-
PROVISION FOR INCOME TAXES	-
NET LOSS	$ -

The accompanying notes are an integral part of these financial statements.

SOLUTIONS VENDING INTERNATIONAL, INC.
STATEMENT OF STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2024

| | Shareholders' Deficit | | | | |
| | Common Stock | | | | |
	Shares	Amount	Additional Paid-in-Capital	Accumulated Deficit	Total Stockholders' Deficit
Balance at December 31, 2023	-	$ -	$ -	$ (218,327)	$ (218,327)
Conversion to corporation	-	-	-		-
Issuance of common stock	-	-	-	-	-
Net loss	-	-	-	-	-
Balance at December 31, 2024	$ -	$ -	$ -	$ (218,327)	$ (218,327)

The accompanying notes are an integral part of these financial statements.

SOLUTIONS VENDING INTERNATIONAL, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2024

	2024
Cash Flows From Operating Activities:	
Net (loss) Income	$ -
Adjustments to reconcile net income to net cash provided by operating activities:	
Accounts receivable	-
Accounts payable	-
Net Cash Provided by (used for) Operating Activities	-
Change in cash and cash equivalents	-
Cash - Beginning of Year	-
Cash - End of Year	-
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION	
Cash paid during the year for:	
Interest paid	$ -
Income taxes	$ -

The accompanying notes are an integral part of these financial statements

NOTE 1 –DESCRIPTION OF BUSINESS

Solutions Vending International, LLC (the "Company") was formed on October 1, 2012 ("Inception"). The Company was incorporated in the State of Ohio. On March 7, 2017, the Company converted from a limited liability company to a Delaware corporation and changed its name from Solutions Vending International, LLC to Solutions Vending International, Inc.

The Company provides touchless vending machines that track transaction to create live sales and product report.

NOTE 2 –SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Preparation

The Company's financial statements presented are prepared in accordance with the accounting principles generally accepted in the United States of America.

Use of estimates

The preparation of the financial statements in conformity with the accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant items subject to estimates and assumptions include the carrying value of fixed asset and accounts receivables. Actual results could differ significantly from such estimates.

Cash and cash equivalents

Cash and cash equivalents consist of demand deposits at banks and highly liquid deposits at banks with an original maturity of three months or less.

Revenue Recognition

The Company has adopted Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2014-09, which amended *Revenue from Contracts with Customers (Topic 606)* of the Accounting Standards Codification. As part of the adoption of the new standard, the Company elected the following transition practical expedients:

    (i)   to apply the new standard only to contracts that are not completed as of January 1, 2023; and

NOTE 2 –SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition (Continued)

(i)   to reflect the aggregate effect of all contract modifications prior to January 1, 2024 in identifying satisfied and unsatisfied performance obligations, determining the transaction price, and allocating the transaction price. Because contract modifications are minimal, there is not a significant impact as a result of electing these practical expedients.

(ii)   The Company recognizes revenue related to sales of products (i) persuasive evidence of an arrangement exists. (ii} delivery has occurred or services have been rendered to the customer, (iii) the fee is fixed or determinable. and (iv) collectability is reasonably assured. The Company typically records revenues when services are performed .

Income taxes

The Company will be taxed as a corporation. Accordingly, the Company applies ASC 740 Income Taxes ("AS C 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

NOTE 3 – FAIR VALUE MEASUREMENTS

The Company reports its fair value measures using a three-level hierarchy that prioritizes the inputs used to measure fair value. This hierarchy, established by GAAP, requires that entities maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The three levels of inputs used to measure fair value are as follows:

- Level 1. Quoted prices for identical assets or liabilities in active markets to which the organization has access at measurement date.

- Level 2. Inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include:

  I.   quoted prices for similar assets or liabilities in active markets;
  II. quoted prices for identical or similar assets in markets that are not active;

  III. observable inputs other than quoted prices for asset or liability (for example, interest rates and yield curves); and

  IV. inputs derived principally from, or corroborated by, observable market data by correlation or by other means.
- Level 3. Unobservable inputs for asset or liability. Unobservable inputs should be used to measure the fair value to the extent that observable inputs are not available.

When available the Company measures fair value using level 1 inputs because they generally provide the most reliable evidence of fair value. The primary use of fair value measures in the financial statements is the initial measurement of cash and cash equivalents.

NOTE 4 - CONVERTIBLE NOTES

The Company issued various convertible notes. The note has an aggregate principal amount of $132,861.

In the event that the Company issues and sells shares of its capital stock to investors on or before the date of repayment in full, The outstanding principal balance and unpaid accrued interest shall be automatically converted to shares. As of December 31, 2023, the total outstanding principal of convertible notes was $132,861.

NOTE 5 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2023 through June 25, 2025, the issuance date of the financial statements.